(Excerpt translation)

FILE NO. 082-04861

July 31, 2006

BRIEF STATEMENT OF FINANCIAL AND OPERATING RESULTS FOR THE FIRST QUARTER OF THE YEAR ENDING MARCH 31, 2007 (CONSOLIDATED)

Name of listed company: **MegaChips Corporation**

(Code number: 6875 Tokyo Stock Exchange, First Section)
(URL http://www.megachips.co.jp/)

Representative: Shigeki Matsuoka
President and Representative Director

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL: (06) - 6399-2884)

1. Matters concerning the preparation of quarterly financial information:

(Translation omitted)

- **Overview of operating results by segment**

  (Translation omitted)

(2) Development of financial conditions (consolidated):

	First quarter of the year ending March 31, 2007	First quarter of the year ended March 31, 2006	(For reference) Year ended March 31, 2006
Total assets	¥22,222 million	¥17,576 million	¥23,986 million
Shareholders' equity	¥15,971 million	¥15,042 million	¥16,833 million
Ratio of shareholders' equity to total liabilities and shareholders' equity	71.9%	85.6%	70.2%
Shareholders' equity per share	¥645.18	¥607.62	¥677.61

[State of consolidated cash flows]

	First quarter of the year ending March 31, 2007	First quarter of the year ended March 31, 2006	(For reference) Year ended March 31, 2006
Cash flows from operating activities	¥1,010 million	¥15 million	(¥3,471 million)
Cash flows from investing activities	(¥139 million)	(¥1,973 million)	(¥2,014 million)
Cash flows from financing activities	(¥308 million)	(¥901 million)	¥2,009 million
Cash and cash equivalents at the end of the quarter (year)	¥5,238 million	¥5,159 million	¥4,677 million

- Development of financial conditions (consolidated)

  (Translation omitted)

- State of cash flows

  (Translation omitted)

3. Forecasts of consolidated operating results for the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007):

No amendment is made to the forecasts of consolidated operating results for the year ending March 31, 2007, as publicized on May 12, 2006.

- **Notice on the forecasts of operating results**

  (Translation omitted)

- END -

CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST QUARTER

1. Consolidated Balance Sheet for the First Quarter (Condensed)

(thousands of yen)

	First quarter ended June 30, 2006 (as at June 30, 2006)	Year ended March 31, 2006 (as at March 31, 2006)	First quarter ended June 30, 2005 (as at June 30, 2005)
ASSETS			
I. Current assets			
1. Cash and deposits	5,238,573	4,677,766	5,159,249
2. Trade notes and trade accounts receivable	11,358,826	13,786,942	7,584,213
3. Inventories	1,252,050	970,183	558,890
4. Others	836,673	553,846	775,059
Allowance for doubtful receivables	(910)	(2,466)	(1,150)
Total current assets	18,685,213	19,986,272	14,076,262
II. Fixed assets			
1. Tangible fixed assets	156,251	157,524	159,051
2. Intangible fixed assets	208,146	164,179	151,402
3. Investments and other assets			
(1) Investment securities	2,110,643	2,605,500	1,960,942
(2) Others	1,062,331	1,073,193	1,229,310
Total investments and other assets	3,172,974	3,678,694	3,190,252
Total fixed assets	3,537,372	4,000,397	3,500,707
TOTAL ASSETS	22,222,585	23,986,669	17,576,969
LIABILITIES			
I. Current liabilities			
1. Trade accounts payable	1,960,140	3,046,294	1,411,355
2. Short-term loans payable	3,000,000	3,000,000	10,050
3. Accrued corporate income taxes	183,796	535,410	104,722
4. Others	1,066,592	530,442	964,999
Total current liabilities	6,210,528	7,112,147	2,491,128
II. Fixed liabilities	40,591	40,591	43,733
TOTAL LIABILITIES	6,251,120	7,152,738	2,534,862
SHAREHOLDERS' EQUITY			
I. Capital	4,840,313	4,840,313	4,840,313
II. Capital surplus	6,181,300	6,181,300	6,181,300
III. Retained earnings	7,065,801	7,441,028	6,198,462
IV. Valuation difference of other securities	(346,905)	158,728	(260,605)
V. Foreign exchange translation adjustment	148,891	130,432	(139)
VI. Treasury stock	(1,917,936)	(1,917,871)	(1,917,223)
TOTAL SHAREHOLDERS' EQUITY	15,971,465	16,833,931	15,042,107
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	22,222,585	23,986,669	17,576,969

2. Consolidated Profit and Loss Statement for the First Quarter (Condensed)

(thousands of yen)

	First quarter ended June 30, 2006 (from April 1, 2006 to June 30, 2006)	First quarter ended June 30, 2005 (from April 1, 2005 to June 30, 2005)	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)
I. Sales	6,857,323	4,377,739	30,721,884
II. Cost of sales	5,700,955	3,483,443	25,186,585
Gross profit on sales	1,156,367	894,295	5,535,298
III. Selling, general and administrative expenses	901,250	727,710	3,415,537
Operating profit	255,117	166,584	2,119,761
IV. Non-operating profit	4,411	9,677	34,114
V. Non-operating expenses	7,976	16,294	34,681
Ordinary profit	251,551	159,968	2,119,194
VI. Special income	—	—	57,471
Income before income taxes and others	251,551	159,968	2,176,666
Interperiod tax allocation	171,195	80,838	854,969
Profit for the quarter (year)	80,356	79,130	1,321,696

3. Consolidated Surplus Statement for the First Quarter (Condensed)

(thousands of yen)

	First quarter ended June 30, 2006 (from April 1, 2006 to June 30, 2006)		First quarter ended June 30, 2005 (from April 1, 2005 to June 30, 2005)		Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	
(Capital surplus)						
I. Beginning balance of capital surplus		6,181,300		6,181,300		6,181,300
II. Ending balance of capital surplus		6,181,300		6,181,300		6,181,300
(Retained earnings)						
I. Beginning balance of retained earnings		7,441,028		6,543,168		6,543,168
II. Increase in retained earnings						
1. Profit for the quarter (year)	80,356	80,356	79,130	79,130	1,321,696	1,321,696
III. Decrease in retained earnings						
1. Cash dividends	396,083		378,835		378,835	
2. Bonuses for officers	59,500	455,583	45,000	423,835	45,000	423,835
IV. Ending balance of retained earnings		7,065,801		6,198,462		7,441,028

4. Consolidated Statements of Cash Flows for the First Quarter (Condensed)

(thousands of yen)

	First quarter ended June 30, 2006 (from April 1, 2006 to June 30, 2006)	First quarter ended June 30, 2005 (from April 1, 2005 to June 30, 2005)	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)
I. Cash flows from operating activities			
Income before income taxes and others	251,551	159,968	2,176,666
Depreciation	43,058	36,997	155,790
Amortization of long-term prepaid expenses	15,428	17,328	75,203
Increase (decrease) in allowance for doubtful receivables	(1,603)	(574)	406
Increase (decrease) in allowance for bonuses	(70,461)	(82,128)	4,239
Increase in allowance for bonuses for officers	16,251	—	—
(Increase) decrease in trade accounts receivable	2,427,067	1,873,899	(4,328,494)
(Increase) decrease in inventories	(281,866)	69,427	(341,865)
Increase (decrease) in trade accounts payable	(1,089,118)	(829,325)	801,959
Others	207,921	154,549	(199,828)
Subtotal	1,518,228	1,400,142	(1,655,923)
Interest and dividend income	1,507	1,085	4,305
Interest paid	(1,158)	—	(6,399)
Corporate income taxes paid	(507,841)	(1,385,627)	(1,813,839)
Net cash provided by operating activities	1,010,736	15,600	(3,471,856)
II. Cash flows from investing activities			
Placement of time deposits	—	(100,000)	(100,000)
Withdrawal of time deposits	—	100,000	200,000
Purchase of tangible fixed assets	(9,630)	(15,489)	(55,173)
Purchase of intangible fixed assets	(74,574)	(11,543)	(84,330)
Purchase of investment securities	-	(2,022,842)	(2,266,414)
Sale of investment securities	1,656	424	84,252
Payment for long-term prepaid expenses	(56,814)	(24,833)	(68,994)
Guarantee	(50)	—	(6,612)
Refund of guarantee	221	741	1,856
Loans	—	—	(20,000)
Refund premiums	—	100,000	100,000
Others	—	454	200,454
Net cash provided by investing activities	(139,192)	(1,973,089)	(2,014,961)
III. Cash flows from financing activities			
Net increase in short-term loans payable	—	2,614	3,001,146
Net increase in treasury stock	(64)	(614,101)	(614,750)
Cash dividends by parent company	(308,683)	(289,635)	(377,350)
Net cash provided by financing activities	(308,748)	(901,122)	2,009,045

		First quarter ended June 30, 2006 (from April 1, 2006 to June 30, 2006)	First quarter ended June 30, 2005 (from April 1, 2005 to June 30, 2005)	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)
IV.	**Translation gain related to cash and cash equivalents**	(1,989)	2,600	140,278
V.	**Net increase (decrease) in cash and cash equivalents**	560,807	(2,856,010)	(3,337,494)
VI.	**Cash and cash equivalents at beginning of the quarter (year)**	4,677,766	8,015,260	8,015,260
VII.	**Cash and cash equivalents at end of the quarter (year)**	5,238,573	5,159,249	4,677,766